UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02033533

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SERCURITES EXCHANGE ACT OF 1934

For the period ended December 31, 2001

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-58548 1-06528

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wallace Computer Services, Inc.

2275 Cabot Drive, Lisle, IL 60532

Telephone: 630-588-5000

REQUIRED INFORMATION

Wallace Commercial Print 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 2 and incorporated herein by this reference.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

By: Wallace Retirement Plans Committee

Robert J. Kelderhouse
Plan Committee Member

June 25, 2002

EXHIBIT INDEX

WASHINGTON, PITTMAN & McKEEVER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND

MANAGEMENT CONSULTANTS

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit 1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 23, 2002, included in or made a part of this Form 11-K, into the Wallace Computer Services, Inc.'s previously filed Form S-8 Registration Statement (No. 333-58548) for the Wallace Commercial Print 401(k) Retirement Plan.

We have not audited any financial statements of the Wallace Commercial Print 401(k) Retirement Plan subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 24, 2002

Exhibit 2

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITOR'S REPORT

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To the Retirement Plans Committee of the Wallace Commercial Print 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the **Wallace Commercial Print 401(k) Retirement Plan** (the "Plan") as of December 31, 2001 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of December 31, 2000, were audited by other auditors whose report dated June 20, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
May 23, 2002

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

(EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)

	2001	2000
ASSETS		
INVESTMENTS, AT FAIR VALUE:		
Investment in Wallace Defined Contribution Master Custody Arrangement	$ 42,259,455	$ 40,708,401
Mutual funds	36,133,079	39,174,808
Participant loans	1,500,150	1,261,965
	37,633,229	40,436,773
Total Investments	79,892,684	81,145,174
RECEIVABLES:		
Company contribution	33,417	38,822
Participant contribution	119,277	222,338
Total Receivables	152,694	261,160
TOTAL ASSETS	80,045,378	81,406,334
NET ASSETS AVAILABLE FOR BENEFITS	$ 80,045,378	$ 81,406,334

The accompanying notes are an integral part of these financial statements.

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2001

(EMPLOYER IDENTIFICATION NUMBER 58-1101633, PLAN NUMBER 001)

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income -		
Interest	$ 230,290	$ 83,812
Dividends	110,923	205,175
Net (depreciation) appreciation in fair value of investments (mutual funds)	(4,448,278)	788,118
Net investment income from the Wallace Defined Contribution Master Custody Arrangement	955,525	2,018,129
Total investment (loss) income	(3,151,540)	3,095,234
Contributions -		
Participant contributions	7,468,679	7,470,885
Employer contributions	1,983,252	2,073,511
Total contributions	9,451,931	9,544,396
Total additions	6,300,391	12,639,630
DEDUCTIONS FROM NET ASSETS:		
Benefits paid to participants	7,639,564	9,039,853
Administrative expenses	21,783	78,931
Total deductions	7,661,347	9,118,784
Net (decrease) increase before transfers	(1,360,956)	3,520,846
Transfers from Other Plans	-	28,079,652
Net (decrease) increase after Transfers	(1,360,956)	31,600,498
NET ASSETS, BEGINNING OF YEAR	81,406,334	49,805,836
NET ASSETS, END OF YEAR	$ 80,045,378	$ 81,406,334

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Wallace Commercial Print 401(k) Retirement Plan (the "Plan") of Wallace Computer Services, Inc. (the "Company") is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit who has not negotiated to be in this Plan. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended. Effective January 1, 2001, enrollment in the Plan is automatic for all eligible employees unless the Company is notified in writing that the employee declines participation.

Contributions

Participants are eligible to make pre-tax contributions of up to a maximum of 15% of covered compensation after 31 days of service. The Company makes matching contributions of one-half of the first 4% of compensation that a participant contributes after the first six months of employment. The Company, at its discretion, can also make annual profit sharing contributions: none were made for 2001 or 2000. Effective April 1, 2000, participants can allocate their voluntary contributions among six investment funds.

Administration

The Plan is administered by Mellon HR Solutions (formerly known as Dreyfus Retirement Services). The custodian is Boston Safe Deposit and Trust Company.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) investment funds earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. Company matching under the 401(k) option is fully vested in 20% annual increments for the first five completed years of service.

Investment Options

The Company's Retirement Plans Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors and/or pooled investment vehicles for each of the funds.

The Plan has six investment funds, including the Company Stock Fund. Participants may direct their investments between the following six options:

Stable Value Fund—This fund provides current income consistent with yield on short-term government bonds, but with little or no change in principal value.

Balanced Fund—This fund combines the opportunity for income and long-term capital growth, by investing in a diversified portfolio of both stocks and bonds. The fund is managed by five investment managers, each having a separate portfolio with differing objectives and styles.

Long-term Growth Fund—This fund seeks long-term capital growth, with income at a level similar to the yield on the S&P 500. It invests primarily in a diversified portfolio of large cap common stocks.

Equity Index Fund—This fund seeks to replicate the characteristics and performance of a core stock market index, the S&P500. The fund may also use futures or options on the index as an unleveraged alternative to holding individual securities.

Aggressive Growth Fund—This fund seeks long-term capital appreciation, with income as a minor consideration. It invests in small and mid-cap domestic stocks that have risks significantly higher than the broad stock market, as measured by the S&P 500.

Wallace Company Stock Fund—Invests primarily in the Company's common stock. Effective February 3, 2001, the Company stock fund is limited to one transfer either in or out, in any 30-day period.

Participant Loans

The minimum amount participants may borrow from their fund accounts is $1,000. The maximum participants may borrow is the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. The interest rate for the loans during 2001 ranged from a low of 6.00% to a high of 10.50%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

A participant's account becomes distributable upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contributions, forfeitures plus earnings thereon.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments, other than guaranteed investment contracts, are carried at fair market value as determined by the custodian based upon quoted market prices. Guaranteed investment contracts are stated at contract value as reported by the respective insurance companies; contract values approximate fair market values at December 31, 2001.

Investment Valuation and Income Recognition (continued)

The fair value of the Plan's investment in the Wallace Defined Contribution Master Custody Arrangement is based on the beginning of year value of the Plan's interest in the Trust plus actual contributions and investment income less actual distributions and allocated administrative expenses (NOTE 5). Quoted market prices are used to value investments in the Master Trust.

Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on the average cost method.

Administrative Expenses

All expenses directly related to the Plan, such as fees of the custodian and investment advisors, are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – INVESTMENTS

The fair value of investments that represent 5% or more of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000, are as follows:

	2001	2000
Mutual Funds:		
Dreyfus Apprec FD INC: Long term growth	$19,755,661	$22,019,747
Dreyfus Emerging Leaders FD: Aggressive Growth	10,693,891	10,826,370
Dreyfus/Laurel FDS Inc S&P 500 Stk Index Fund: Equity Index	5,683,527	6,328,691

During 2001 and 2000, the Plan's investments, including investments bought or sold, as well as held, during the year, (depreciated) appreciated in value by $(4,448,278) and $788,118, respectively, as follows:

	2001	2000
Mutual Funds	$(4,448,278)	$788,118

NOTE 3 – INVESTMENTS (continued)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4 – INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The aggregate average interest rate for the investment contracts as of December 31, 2001 and 2000 was 6.34% and 6.91%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2001 and 2000.

NOTE 5 – INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT

Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Arrangement was approximately 12% and 11%, respectively.

The Arrangement held the following investments as of December 31, 2001 and 2000:

	2001	2000
Investments at market value-		
Wallace Company Stock Fund	$ 15,594,845	$ 21,794,920
Stable Value Fund	171,933,099	146,139,758
Balanced Fund	166,036,585	200,117,112
Total	$353,564,529	$368,051,790

NOTE 5 – INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT (continued)

Investment income for the Arrangement is as follows for the years ended December 31, 2001 and 2000:

	2001	2000
Net (depreciation) appreciation in fair value of investments-		
Common stock	$ (9,221,600)	$ 9,220,133
Fixed income securities- Investment contracts	11,130,987	9,449,390
Net appreciation	1,909,387	18,669,523
Interest and dividends	580,284	306,044
Total investment income	$ 2,489,671	$18,975,567

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in a commingled international equity fund. The mangers of these funds may, from time to time, use currency futures and forward contracts to manage the fund's currency position.

The Plan also invests in commingled domestic equity funds. The managers of this fund have the authority to invest in Standards & Poor's 500 futures to create exposure to equity securities as part of the fund's cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 7 – INCOME TAX STATUS

The Plan obtained a determination letter on March 2, 1998, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 – TRANSFERS FROM OTHER PLANS

Effective March 14, 2000, the Pearson I, Inc./Bruce Offset Co. Profit Sharing and 401(k) Plan was merged into the Plan. Substantially all assets were transferred on March 14, 2000. The assets transferred to the Plan totaled $10,688,043.

Effective March 30, 2000, the Commercial Press 401(k) Savings and Investment Plan was merged into the Plan. Substantially all assets were transferred on March 16, 2000. The assets transferred to the Plan totaled $1,838,474.

Effective March 15, 2000, the Carpenter Reserve Printing Company Employees Profit Sharing Paln was merged into the Plan. Substantially all assets were transferred on March 16, 2000. The assets transferred to the Plan totaled $2,583,879.

Effective December 31, 1999, the Commercial Instant Print 401(k) Retirement Plan was merged into the Plan. Substantially all assets were transferred on February 1, 2000. The assets transferred to the Plan totaled $92,514.

Effective March 15, 2000, the Monroe Litho Inc. 401(k) Plan was merged into the Plan. Substantially all assets were transferred on March 15, 2000. The assets transferred to the Plan totaled $4,737,945.

Effective February 28, 2000, the LithoPrint Company 401(k) Plan was merged into the Plan. Substantially all assets were transferred on February 9, 2000. The assets transferred to the Plan totaled $865,568.

Effective February 1, 2000, the Baum Printing House Inc. 401(k) Plan was merged into the Plan. Substantially all assets were transferred on February 1, 2000. The assets transferred to the Plan totaled $6,846,295.

Effective July 30, 2000, the Metro Printing Inc. 401(k) Plan was merged into the Plan. Substantially all assets were transferred on August 1, 2000. The assets transferred to the Plan totaled $426,934.

NOTE 10 – SUBSEQUENT EVENTS

Effective January 1, 2002, the following amendments will take effect for Plan:

- A provision will be added for 401(k) catch up contributions for participants age 50 and older.
- The contribution limit for all employees will be raised to 85% of covered compensation, not to exceed $40,000.
- The participants will be able to make after-tax contributions.

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

SCHEDULE H, ITEM 4i.--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NUMBER: 58-1101633, PLAN NUMBER: 001

Schedule I

	No. of Shares or Units	Description of Security	Cost	Current Value
		MUTUAL FUNDS		
*	519,612 units	Dreyfus Apprec FD INC - Long term growth	22,469,092	19,755,661
*	237,804 units	Dreyfus/Laurel FDS Inc - S&P 500 Stock Index - Equity Index	6,815,982	5,683,527
*	307,560 units	Dreyfus Emerging Leaders FD - Agggressive Growth	10,895,691	10,693,891
		Total Mutual Funds	40,180,765	36,133,079
		PARTICIPANT LOANS		
	1,500,150	Loans (Interest rates range from 6.00% - 10.50%)	1,500,150	1,500,150
		Total Assets Held For Investment Purposes	$ 41,680,915	$ 37,633,229

* A party-in-interest to the Plan

WALLACE COMMERCIAL PRINT 401(K) RETIREMENT PLAN

SCHEDULE H, ITEM 4j.--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EMPLOYER IDENTICATION NUMBER 58-1101633, PLAN NUMBER 001

Schedule II

		Purchases	Sales		
No. of Shares or Units	Description of Security	Purchase Price	Cost of Assets	Selling Price	Net Gain (Loss)
	NONE				